July 3, 2014	QTRRF: OTCQX International
QTA: TSX VENTURE
NR-11-14

QUATERRA ANNOUNCES CLOSING OF NON-BROKERED PRIVATE PLACEMENT

VANCOUVER, B.C. — Quaterra Resources Inc. (“Quaterra” or “the Company”) (TSX-V: QTA; OTCQX: QTRRF) today announced that it has closed the previously announced non-brokered private placement of up to US$500,000 of units (the “Units”), each Unit priced at US$1,000 and comprised of one Non-Transferable Convertible Redeemable US$1,000 Principal Amount Promissory Note (the “Notes”) and 11,442 Non-Transferable Common Share Purchase Warrants (the “Warrants”). Quaterra received subscriptions aggregating US$500,000, which amount has been added to the Company’s working capital, and, accordingly, has issued Notes aggregating US$500,000 principal amount and 5,721,000 Warrants entitling the purchase of up to 5,721,000 fully paid common shares of Quaterra at CDN$0.16 per share until January 2, 2016, subject to the Company’s right to accelerate the expiry date in certain circumstances.

Description of Securities

Notes: Each Note is non-transferable and convertible into common shares of Quaterra (“Shares”). The principal and interest of each Note will become due and payable (the “Due Date”) on January 2, 2016 (the “Term”), unless the Note is earlier converted or redeemed. Each Note bears simple interest at a rate of 10% per annum in arrears payable to the extent accrued on the earlier of the Due Date, conversion or redemption of the Note. Subject to provisions set forth in each Note, upon conversion or redemption, interest will be paid in the form of Shares at the Market Price determined in accordance with the policies of the TSX Venture Exchange (the “TSX-V”). The Company has no present intention of listing the Notes on any exchange and currently there is no published market for any Notes of the Company. The issue of the Notes will not restrict or prevent the Company from obtaining any other financing, or from issuing additional securities or rights, during the period within which the Notes are outstanding.

At any time after the expiration of (4) four months after July 2, 2014 (the “Closing Date”), the holder of a Note may convert the principal amount of the Note outstanding into Shares in the ratio of CDN$0.095 of the principal amount of the Note converted during the first 12 months of the Term, or CDN$0.10 of the principal amount of the Note converted during the last 6 months of the Term, to one Share. Any interest payable will be converted into Shares at the Market Price determined in accordance with the policies of the TSX-V. However, as to any Note, the Company reserves the right to pay some or all of the interest in cash (U.S. funds) if necessary to satisfy any regulatory standard. In the event that, at any time after the expiration of (4) four months after the Closing Date, the Company’s common shares have achieved or exceeded a closing price of CDN$0.12 per share for a 10 consecutive trading day period on the TSX-V, the principal amount of the Notes outstanding will be automatically redeemed and converted into Shares in the ratio of CDN$0.095 of the principal amount of the Note redeemed during the first 12 months of the Term, or CDN$0.10 of the principal amount of the Note redeemed during the last 6 months of the Term, for one Share. Any interest payable will be converted into Shares at the Market Price determined in accordance with the policies of the TSX-V. However, as to any Note, the Company reserves the right to pay some or all of the interest in cash (U.S. funds) if necessary to satisfy any regulatory standard.

At any time after the expiration of (4) four months after the Closing Date, the Company may, prior to conversion, on 30 days notice in writing, redeem the principal amount of the Notes outstanding by paying the holders, in cash, the principal amount of the Notes outstanding together with interest, in cash or, at the Company’s option, in Shares at the Market Price determined in accordance with the policies of the TSX-V, at the rate of 15% per annum calculated from the date of issue of the Notes.

Warrants: Each Warrant is non-transferable and entitles the holder at any time after the expiration of (4) four months after the Closing Date to purchase common shares in the capital of the Company as constituted on the Closing Date (each such common share referred to as a “Warrant Share”) at a price of CDN$0.16 per Warrant Share at any time on or before 4:00 p.m. (Vancouver time) on the “Expiry Date”, being the first business day that is 18 months after the Closing Date; provided that, in the event that, at any time after (4) four months after the Closing Date, the Company’s common shares have achieved or exceeded a closing price of CDN$0.20 per share for a 10 consecutive trading day period on the TSX-V, the Company may accelerate the Warrant expiry date to 30 days after notice is given.

The Company has no present intention of listing the Warrants on any exchange and currently there is no published market for any warrants of the Company. The issue of the Warrants will not restrict or prevent the Company from obtaining any other financing, or from issuing additional securities or rights, during the period within which the Warrants may be exercised.

The Notes and Warrants, and any Shares issued on conversion or redemption of the Notes, payment of interest or exercise of Warrants, are subject to a hold period expiring November 3, 2014.

On behalf of the Board of Directors,

Scott B. Hean,
Chief Financial Officer
Quaterra Resources Inc.

This press release, required by applicable Canadian laws, is not for distribution to U.S. news services or for dissemination in the United States, and does not constitute an offer of the securities described herein. These securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, or any State securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.